EXHIBIT 21.1

China Armco Metals, Inc.
Subsidiaries of the Company

Name	Country of Incorporation	Date Created
Armco Metals International Limited	Hong Kong	July 13, 2001
Henan Armco & Metawise Trading Co., Ltd.	PRC	June 6, 2002
Armco (Lianyungang) Metals, Inc.	PRC	January 9, 2007
Armco (Lianyungang) Holdings, Inc.	PRC	June 4, 2009
Armco Metals (Shanghai) Holdings, Ltd.	PRCR	July 16, 2010